SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Esoterica Thematic ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	135 W. 52nd St., 16C, New York, NY 10019

TELEPHONE NUMBER:	(860) 543-3942

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS :	THE CORPORATION TRUST COMPANY Corporation Trust Center, 1209 Orange St. Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Eastham and State of Massachusetts on this fourth day of September 2019.

North Capital Funds Trust

/s/ Darlene DeRemer
By:	Darlene DeRemer
Sole Trustee

ATTEST:	/s/ Ryan S. Wheeler

Name:	Ryan S. Wheeler

Title:	Secretary